

July 11, 2012

Via E-mail
Mr. Morgan F. Johnston
Senior Vice President, General Counsel, and Secretary
GreenHunter Energy, Inc.
1048 Texan Trail
Grapevine, TX 76051

>   **Re: GreenHunter Energy, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed July 6, 2012**
>   **File No. 333-178386**

Dear Mr. Johnston:

We have reviewed the above-referenced filing, and we have the following comments.

Exhibit 5.1

1. We note the statement in the first paragraph on page 2 of the opinion that the securities
    will be duly authorized, validly issued, fully paid and nonassessable when the board of
    directors takes all necessary corporate action to authorize the issuance of the securities
    and when the securities have been issued by the company in accordance with such board
    action. It is not appropriate for counsel to assume that the board will take all necessary
    action to approve the issuance of shares. Please file a revised opinion that omits this
    language. Refer to Section II.B.3.a. of Staff Legal Bulletin 19 (CF).

Exhibit 8.1

2. Please file a revised tax opinion and/or revise the prospectus as appropriate so that the tax
    opinion either conforms to the requirements of a long-form opinion or a short-form
    opinion. If you elect to file a long-form opinion, the full tax opinion should be filed as an
    exhibit. If you elect to file a short-form opinion, the exhibit and the disclosure in the
    prospectus should each state clearly that the tax consequences section of the prospectus is
    the opinion of the named counsel. The disclosure must clearly identify and articulate the
    opinion being rendered. Refer to Section III.B of Staff Legal Bulletin No. 19 (CF).

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: <u>Via E-mail</u>
       Michael Hedge
       K&L Gates LLP